SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

Investor Update

São Paulo, April 7, 2020 - GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and B3: GOLL4), Brazil's premier domestic airline, provides its Investor Update. The information below for the quarter ended in March 2020 is preliminary and unaudited.

Overall Commentary

•     GOL expects Earnings Per Share (EPS) and Earnings Per American Depositary Share (EPADS) for 1Q20 of approximately R$0.25[1] and US$0.10[1], respectively.

•     EBITDA[2,3] margin for the first quarter is expected to be 44% to 46%, an increase in relation to the quarter ended in March 2019 (29.7%2).

•     Passenger unit revenue (PRASK) for the first quarter is expected to be down approximately 1% year-over-year. GOL expects unit revenue (RASK) to be in line with 1Q19.

•     Non-fuel unit costs (CASK ex-fuel) are expected to decrease by approximately 23%[2],3 compared to 1Q19, primarily due to increased productivity (aircraft utilization and operating efficiency), partially offset by increased depreciation from nine (net) additional aircraft in the fleet. Fuel unit costs (CASK fuel) are expected to increase by approximately 3% year-over-year, negatively impacted by a 3% increase in the average fuel price, partially offset by a 10% reduction in fuel consumption per flight hour primarily due to an increase in utilization of 737-700s during March 2020.

•     GOL's financial leverage, as measured by the Net Debt4/LTM EBITDA ratio, was approximately 2.8x at the end of the March 2020 quarter. The Company amortized approximately R$490 million of debt in the quarter, and total liquidity was at R$4.3 billion, comprised of R$3.0 billion in cash and investments and R$1.3 billion in receivables. And including R$1.7 billion of prepaid expenses, maintenance reserves and security deposits, liquidity totaled around R$6 billion.

Preliminary and Unaudited Projections

EBITDA Margin[2,3]

EBIT Margin[2,3]

Other Revenue (cargo, loyalty, other)

Average fuel price per liter

Average exchange rate

Passenger unit revenue (PRASK)

CASK Ex-fuel[2,3]

Total Demand - RPK

Total Capacity - ASK

Total Capacity - Seats

1Q20 44% - 46% 27% - 29% 6% of total net revenues R$2.78 - R$2.84 R$4.45 1Q20 vs. 1Q19 Down ~1% Down ~23% Down ~7% Down ~4% Down ~3%

1.   Excluding gains and losses on currency and Exchangeable Senior Notes.

2.   Excluding non-recurring expenses of approximately R$41 million in 1Q19 and R$159 million in 1Q20.

3.   Including net results of approximately R$595 million related to aircraft sales in 1Q20.

4.   Excluding perpetual notes and Exchangeable Senior Notes.

1	GOL Linhas Aéreas Inteligentes S.A

Investor Update

Recent Developments and Considerations for the Next 90 Days

Recent Developments

The Covid-19 pandemic began affecting GOL’s operations in mid-March 2020, and, therefore had a limited effect on first quarter performance. Due to the Covid-19 pandemic related shutdown in Brazil and to prepare for a reduction in demand and revenues, GOL took measures to preserve cash for the next 90 days through cost reductions, new payment terms, and rollovers. Below is a summary of the Company’s main initiatives:

•     Fixed cost reductions: (i) 50% reduction in payroll through several compensation and deferral initiatives (number of hours, extra hours, unpaid leave, unpaid vacation, suspension of profit sharing payments, tax deferrals and wage cuts of 35% for all employees and 40% for the top 30 executives); and (ii) grace period of six months and deferral of lease payments for the same period with aircraft lessors;

•     Variable cost reductions from the 93% reduction in supply measured in ASK and: (i) deferral of all fuel payments to installments to be paid after September 30, 2020; (ii) suspension of navigation fees and public airports fees; (iii) suspension of all projects and investments for 180 days; (iv) extension of payment terms for engine maintenance by up to 90-180 days; (v) extension of Capex payment terms by up to 90-180 days; and (vi) elimination of PDPs for the next 12 months;

•     Government support: taxes and fees suspended for 2Q20; and

•     Financial costs and payments: (i) rollover of existing local bank short-term maturities with local banks and increased credit limits to maintain all existing working capital lines (increased to incorporate the depreciated Brazilian real); and (ii) extension of the quarter’s R$156 million local debentures amortization to 2022 (all covenant waivers have been approved by debenture holders).

Considerations for the Next 90 Days

In support of the Brazilian Government’s actions to prevent the spread of the Covid-19 virus, which since mid-March have included widespread flight bans and travel restrictions that closed most of Brazil’s skies to air traffic, GOL reduced its flight offer to an essential network of 50 daily flights between the São Paulo International Airport in Guarulhos (GRU) and the 26 State capitals of Brazil and the city of Brasília. GOL continues to work with the Brazilian Government to maintain minimum flight links for emergency reasons, and to operate rescue and medical flights when requested to do so.

Due to this reduction in capacity, during the second half of March we removed 120 aircraft from operations. GOL expects to maintain the majority of its fleet on the ground during April and May. We therefore expect to record ineffectiveness on our fuel hedges as an exceptional item in our 1Q20 and 2Q20 financial results. We currently estimate that this will amount to an extraordinary financial expense of approximately R$80 million in 1Q20 and R$200 million in 2Q20.

GOL has a solid balance sheet and total liquidity was R$4.3 billion on March 31, 2020. Liquidity totaled around R$6 billion including R$1.7 billion of prepaid expenses, maintenance reserves and security deposits. Additionally, the Company owns approximately R$1.5 billion of assets unencumbered and debt free.

We are grateful to the Government of Brazil for its foresight and speed of response in recognizing Brazilian airlines’ exposure to the Covid-19 pandemic, as our operations fall under the necessary Government restrictions to stop the pandemic. We further support the governmental actions to offset, at least partially, the impact of Covid-19 on the passenger transportation industry.

Given the continued uncertainty about the impact and duration of the Covid-19 pandemic, GOL is suspending its 2020 and 2021 guidance until the operating environment returns to normal. In the meantime, GOL will continue to focus on delivering cost savings, protecting jobs, working with the Brazilian Government, and preparing for the return to normal service in due course.

2	GOL Linhas Aéreas Inteligentes S.A .

Investor Update

Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55(11) 2128-4700

Media Relations

Becky Nye, Montieth & Company
bnye@montiethco.com

+1 646 864 3517

About GOL Linhas Aéreas Inteligentes S.A.

GOL serves more than 37 million passengers annually. With Brazil's largest network, GOL offers customers more than 750 daily flights to over 100 destinations in Brazil and in South America, the Caribbean and the United States. GOLLOG’s cargo transportation and logistics business serves more than 3,400 Brazilian municipalities and more than 200 international destinations in 95 countries. SMILES allows over 16 million registered clients to accumulate miles and redeem tickets to more than 700 destinations worldwide on the GOL partner network. Headquartered in São Paulo, GOL has a team of approximately 16,000 highly skilled aviation professionals and operates a fleet of 137 Boeing 737 aircraft, delivering Brazil's top on-time performance and an industry leading 19-year safety record. GOL has invested billions of Reais in facilities, products and services and technology to enhance the customer experience in the air and on the ground. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ir.

Disclaimer

The information contained in this press release has not been subject to any independent audit or review and contains “forward-looking” statements, estimates and projections that relate to future events, which are, by their nature, subject to significant risks and uncertainties. All statements other than statements of historical fact contained in this press release including, without limitation, those regarding GOL’s future financial position and results of operations, strategy, plans, objectives, goals and targets, future developments in the markets in which GOL operates or is seeking to operate, and any statements preceded by, followed by or that include the words “believe”, “expect”, “aim”, “intend”, “will”, “may”, “project”, “estimate”, “anticipate”, “predict”, “seek”, “should” or similar words or expressions, are forward-looking statements. The future events referred to in these forward-looking statements involve known and unknown risks, uncertainties, contingencies and other factors, many of which are beyond GOL’s control, that may cause actual results, performance or events to differ materially from those expressed or implied in these statements. These forward-looking statements are based on numerous assumptions regarding GOL’s present and future business strategies and the environment in which GOL will operate in the future and are not a guarantee of future performance. Such forward-looking statements speak only as at the date on which they are made. None of GOL or any of its affiliates, officers, directors, employees and agents undertakes any duty or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by law. None of GOL or any of its affiliates, officers, directors, employees, professional advisors and agents make any representation, warranty or prediction that the results anticipated by such forward-looking statements will be achieved, and such forward-looking statements represent, in each case, only one of many possible scenarios and should not be viewed as the most likely or standard scenario. Although GOL believes that the estimates and projections in these forward-looking statements are reasonable, they may prove materially incorrect and actual results may materially differ. As a result, you should not rely on these forward-looking statements.

Non-GAAP Measures

To be consistent with industry practice, we disclose so-called non-GAAP financial measures which are not recognized under IFRS or U.S. GAAP, including “Net Debt”, “Adjusted Net Debt”, ”total liquidity” and "EBITDA". Our management believes that disclosure of non-GAAP measures provides useful information to investors, financial analysts and the public in their review of our operating performance and their comparison of our operating performance to the operating performance of other companies in the same industry and other industries. However, these non-GAAP items do not have standardized meanings and may not be directly comparable to similarly-titled items adopted by other companies. Potential investors should not rely on information not recognized under IFRS as a substitute for the GAAP measures of earnings or liquidity in making an investment decision.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 7, 2020

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.